Exhibit 99.1

Draganfly Performs Evacuation, Flood Management, and Demining Missions in Kherson, Ukraine

Draganfly, with its in-country partner Def-C, was tasked with deployment of drone technology and services to support safe evacuation efforts, reduce response time, and enable the efficient assessment of mine locations for demining operations in land and water-affected areas, including marine waterways.

Los Angeles, CA. June 14, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to report the expansion of its joint UAV operations with its partner DEF-C, a Ukrainian company involved in the civil and defense sectors, focused on flood mitigation and nationwide demining innovations.

Kherson Civil Administration and Kherson DSNS Emergency Services, which operate under the Ministry of Interior to support evacuation and flood management in the affected regions, called for assistance.

Draganfly completed the real-time situation awareness reconnaissance deployment, which was crucial in supporting safe evacuation efforts and effectively reducing response times.

Fifteen flights were immediately conducted across 660 acres using RGB/Multispectral and thermal sensors, and the delegation successfully participated in the Kherson community evacuation of injured and vulnerable populations due to flooding.

“Draganfly is proud to assist the communities in the Kherson region. The recent Kakhovka dam flooding has created a pressing need for aid in the region as it relates to safe evacuation, flood management, and assistance with mine location assessments as flooding has caused the displacement of land mines.” said Cameron Chell, President, and CEO of Draganfly.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, ”anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding the commencement of the Company’s joint UAV operations with its partner DEF-C, a Ukrainian company involved in the civil and defense sectors, focused on flood mitigation and nationwide demining innovations. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the previous outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.